                                                                    EXHIBIT 99.5

Board of Directors
June 20, 2000
Page 1


                                                     RP FINANCIAL, LC.
                                                     Financial Services Industry

                                             June 20, 2000


Board of Directors
MICOA Holdings, Inc.
MICOA Group, Inc.
1301 North Hagadorn Road
East Lansing, Michigan  48823

Members of the Board:

     At your request, we have completed and hereby provide an independent appraisal ("Appraisal") of the estimated pro forma market value of the Common Stock which is to be offered in connection with the conversion transaction described below (hereinafter referred to as the "Conversion"). This Appraisal may be relied upon by the Office of Financial and Insurance Services for the State of Michigan ("OFIS") in its review of the Conversion.


Description of Conversion and Stock Issuance

     We understand that the Mutual Insurance Corporation of America ("MICOA" or the "Company") will reorganize into a stock insurance company, as a wholly-owned subsidiary of MICOA Holdings, Inc. ("Holdings"). As part of this process, the Company is offering common stock of Holdings through a "subscription offering" to eligible MICOA policyholders, officers and directors (the "subscription participants") based on the appraised value of MICOA. Concurrently, through placement agents, Holdings' shares will offered to selected other policyholders, former policyholders, employees and insurance agents of MICOA and its subsidiaries, and various medical societies, who will be able to purchase unsubscribed shares in the "best efforts offering". If unsubscribed shares remain following the subscription and best efforts offerings, such shares may be offered to the public in an underwritten offering. Immediately following the offering, the primary assets of Holdings will be the capital stock of MICOA and the net conversion proceeds.


RP Financial, LC.

     RP Financial, LC. ("RP Financial") is a financial consulting firm serving the financial services industry nationwide that, among other things, specializes in financial valuations and analyses of business enterprises and securities, including the pro forma valuation for companies undertaking the demutualization process including mutual companies, including insurance companies and savings institutions. RP Financial is a nationally recognized valuation expert in stock conversion transactions for mutually owned financial services companies. The background and experience of RP Financial is detailed in Exhibit V-1. We believe that, except for the fee we will receive for our appraisal, we are independent of MICOA and the other parties engaged by the Company to assist in the conversion process.



     WASHINGTON HEADQUARTERS
     Rosslyn Center                                                   Telephone
     1700 North Moore Street, Suite 2210                                 Fax No
     Arlington, VA 22209                                           E-Mail: mail


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Board of Directors
June 20, 2000
Page 2




Valuation Methodology

     In preparing our appraisal, we have reviewed the related applications, including the Form S-1 to be filed with the Securities and Exchange Commission ("SEC") and the OFIS. We have conducted a financial analysis of the Company that has included a review of its audited financial information for fiscal years ended December 31, 1995 through 1999 and unaudited financial and other information through March 31, 2000. We have conducted due diligence related discussions with the Company's management and directors; PricewaterhouseCoopers, LLP, the Company's independent auditor; Dykema Gossett, PLLC, the Company's counsel in conjunction with the Conversion and offering; ABN AMRO Rothschild, a division of ABN AMRO Incorporated and Sandler O'Neill & Partners, L.P., the financial and marketing advisors in connection with Holdings' stock offering; and Sidley & Austin, underwriters' counsel. All conclusions set forth in the Appraisal were reached independently from such discussions. In addition, where appropriate, we have considered information based on other available published sources that we believe are reliable. While we believe the information and data gathered from all these sources are reliable, we cannot guarantee the accuracy and completeness of such information.

     We have investigated the competitive environment within which the Company operates and have assessed the Company's relative strengths and weaknesses. We have kept abreast of the changing regulatory and legislative environment for insurance companies, including those with a similar line of business, and analyzed the potential impact on the Company and the industry as a whole. We have analyzed the potential effects of the Conversion and stock offering on the Company's operating characteristics and financial performance as they relate to the pro forma market value. We have reviewed the economy in the Company's primary market area and have compared the Company's financial performance and condition with publicly-traded insurance companies sharing similar lines of business. We have reviewed conditions in the securities markets in general and in the market for insurance company stocks in particular, including the market for existing insurance companies and the market for the newly issued stock offered by demutualized insurance companies. We have also considered the expected market for Holdings' shares. We have excluded from such analyses insurers subject to announced or rumored acquisition, and/or those institutions that exhibit other unusual characteristics.

     Our Appraisal is based on the Company's representation that the information contained in the regulatory applications and additional information furnished to us by the Company, its independent auditors and actuaries, legal counsel and other authorized agents are truthful, accurate and complete. We did not independently verify the financial statements and other information provided by the Company, its independent auditors and actuaries, legal counsel and other authorized agents nor did we independently value the assets or liabilities of the Company. The valuation considers the Company only as a going concern and should not be considered as an indication of the Company's liquidation value.

     Our appraised value is predicated on a continuation of the current operating environment


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Board of Directors
June 20, 2000
Page 3




for the Company and Holdings' and for all insurance companies and their holding companies. Changes in the local, state and national economy, the legislative and regulatory environment for insurance companies and medical professional liability insurers, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability, and may materially impact the value of insurers as a whole or MICOA's value alone. It is our understanding that there are no current or long-term plans for selling control of Holdings or the Company following the offering. To the extent that such factors can be foreseen, they have been factored into our analysis.

     Pro forma market value is defined as the price at which Holdings' stock, immediately upon completion of the offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.


Valuation Conclusion

     It is our opinion that, based on stock prices as of June 20, 2000 and financial statements through March 31, 2000, the estimated aggregate pro forma market value of the shares to be issued immediately following the offering, was $155,000,000 (the "midpoint value"). Incorporating the impact of shares which may be issued to the stock compensation plans (350,000 shares issued pursuant to employee stock awards and the Management Recognition Plan), the pro forma market capitalization at the midpoint is equal to $160,425,000. A range of value will be established based on the midpoint value to be responsive to moderate changes in market conditions. Based on the number of shares to be offered of 10,000,000, the price at the midpoint value is $15.50 per share. Pursuant to the Company's structure of the offering, the price per share at the lower and upper portions of the range, the "minimum value" and the "maximum value", respectively, is $13.00 and $18.00 per share.

     If there is an underwritten offering, Holdings will have the ability to grant the underwriters the option to purchase, for 30 days after the completion of the underwritten offering, additional common stock in an aggregate amount not to exceed 15% of the total number of shares offered in the underwritten offering (i.e. the "Greenshoe"). The price for the shares purchased through the over-allotment option will be the price for the shares sold in the underwritten offering, less an underwriting discount.


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Board of Directors
June 20, 2000
Page 4



     Based on the foregoing, the offering range of value, i.e., before the issuance of shares to the stock compensation plans, is as follows:


                                                                      Price               Aggregate
                                                                       Per                Offering
                                                 Shares               Share                 Value
                                                 ------               -----                 -----
              Minimum                           10,000,000           $13.00              $130,000,000
              Midpoint                          10,000,000           $15.50              $155,000,000
              Maximum                           10,000,000           $18.00              $180,000,000
              Greenshoe (1)                     11,500,000           $18.00              $207,000,000

              (1) Reflects the maximum possible proceeds which could be raised and assumes closing the offering at the maximum of the offering range, all the stock is sold in the underwritten offering and that the underwriter is granted the ability to fully exercise the Greenshoe or over-allotment provision.


     Taking into account the full impact of the stock grants from authorized but unissued shares at a price equivalent to the IPO price, the resulting market capitalization, based on the $155 million midpoint value is as follows:

                                                                      Price               Aggregate
                                                                       Per                 Market
                                                 Shares               Share            Capitalization
                                                 ------               -----            --------------
              Minimum                           10,350,000           $13.00              $134,550,000
              Midpoint                          10,350,000           $15.50              $160,425,000
              Maximum                           10,350,000           $18.00              $186,300,000
              Greenshoe (1)                     11,850,000           $18.00              $213,300,000


              (1) Reflects the maximum possible proceeds which could be raised and assumes closing the offering at the maximum of the offering range, all the stock is sold in the underwritten offering and that the underwriter is granted the ability to fully exercise the Greenshoe or over-allotment provision.


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Board of Directors
June 20, 2000
Page 5



Limiting Factors and Considerations

     Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the Common Stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the offering will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the pro forma market value thereof.

     RP Financial's valuation was determined based on the financial condition and operations of the Company as of March 31, 2000, the date of the financial data included in the Form S-1.

     RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits the company, its principals or employees from purchasing stock of its client institutions.

     At MICOA's request, the valuation will be updated and such updates will consider, among other things, any developments or changes in the Company's financial performance and condition, management policies, and current conditions in the equity markets for the shares of insurers. These updates may also consider changes in other external factors which impact value including, but not limited to: various changes in the legislative and regulatory environment, the stock market and interest rates. Should any such new developments or changes be material, in our opinion, to the valuation of the shares, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in the update at the date of the release of the update.


                                        Respectfully submitted,

                                        RP FINANCIAL, LC.

                                        /s/ Ronald S. Riggins


                                        Ronald S. Riggins
                                        President and Managing Director

                                        /s/ James P. Hennessey


                                        James P. Hennessey
                                        Senior Vice President